AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2020
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
TRY 12 million Fixed Rate Notes	Borrowing	1-Apr-20	20-May-20	21-May-25	TRY 12.00	Barclays Capital
ZAR 250 million Zero Coupon Notes - Tap 3	Borrowing	3-Apr-20	14-Apr-20	9-Sep-36	ZAR 58.4	JP Morgan
TRY 50 million Zero Coupon Notes - Tap 5	Borrowing	3-Apr-20	14-Apr-20	18-Oct-23	TRY 31.83	JP Morgan
SEK 2 billion 'Fight Covid-19' Social Bonds	Borrowing	3-Apr-20	14-Apr-20	14-Apr-23	SEK 2,000.00	Danske Bank
SEK 500 million 'Fight Covid-19' Social Bonds - Tap 1	Borrowing	3-Apr-20	14-Apr-20	14-Apr-23	SEK 500.00	Danske Bank
ZAR 2.5 billion Zero Coupon Notes - Tap 8	Borrowing	7-Apr-20	16-Apr-20	5-Apr-46	ZAR 330.00	JP Morgan
USD 1 billion Fixed Rate Notes	Borrowing	16-Apr-20	22-Apr-20	22-Apr-22	USD 1,000.00	Deutsche Bank
USD 250 million FRN - Tap1	Borrowing	17-Apr-20	24-Apr-20	15-Dec-21	USD 250.00	Scotiabank
IDR 22 billion - 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	22-Apr-20	29-Jun-20	28-Jun-24	IDR 22,000.00	CACIB
USD 100 million Fixed Rate Notes	Borrowing	22-Apr-20	29-Apr-20	29-Apr-21	USD 100.00	Scotiabank
TRY 60 million Fixed Rate Notes	Borrowing	23-Apr-20	4-May-20	4-May-21	TRY 60.00	BNP Paribas
TRY 75 million Fixed Rate Notes	Borrowing	23-Apr-20	4-May-20	4-May-22	TRY 75.00	BNP Paribas
UGX 38.75 billion Fixed Rate Notes	Borrowing	27-Apr-20	11-May-20	11-May-21	UGX 38,058.04	JP Morgan
USD 100 million 'Fight Covid-19 Social Bond' Fixed Rate Notes - Tap 1	Borrowing	7-May-20	15-May-20	3-Apr-23	USD 100.00	Scotiabank
TRY 16.4 million Zero Coupon Notes	Borrowing	15-May-20	29-Jun-20	30-Jun-27	TRY 8.76	Deutsche Bank
IDR 30 billion 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	27-May-20	7-Jul-20	7-Jul-23	IDR 25,650.00	CACIB
INR 115 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	Borrowing	27-May-20	7-Jul-20	7-Jul-23	INR 102.81	CACIB
IDR 20 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	3-Jun-20	29-Jul-20	30-Jul-24	IDR 20,000.00	CACIB

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
MXN 360 million Fixed Rates Notes	19-Apr-13	3-Jun-13	21-May-20	MXN 360.00
AUD 100 million 'Food Security Themed Bond' Fixed Rate Notes	7-Apr-15	15-Apr-15	15-Apr-20	AUD 100.00
BRL 6.4 million Fixed Rate Notes	20-Apr-15	3-Jun-15	5-Jun-20	BRL 6.40
BRL 251.4 million Fixed Rate Notes	30-Mar-16	14-Apr-16	27-Apr-20	BRL 251.40
USD 600 million Global Fixed Rate Notes	6-Oct-16	14-Oct-16	15-Jun-20	USD 600.00
RUB 60 million Fixed Rate Notes	6-Apr-17	11-May-17	12-May-20	RUB 60.00
UGX 37 billion Fixed Rate Notes	19-Apr-18	2-May-18	2-May-20	UGX 37,000.00
TRY 250 million Fixed Rate Notes	17-Oct-18	24-Oct-18	24-Apr-20	TRY 250.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 June 2020.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer